UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.)

WILLIAMS CONTROLS, INC.
(Name of Subject Company (Issuer))

CURTISS-WRIGHT CORPORATION
COLUMBIA ACQUISITION SUB, INC.
(Name of Filing Persons (Offerors))

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

969465608
(CUSIP Number of Class of Securities)

Glenn E. Tynan
Chief Financial Officer
Curtiss-Wright Corporation
10 Waterview Boulevard
Parsippany, New Jersey 07054
(973) 541-3700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

Brian C. Miner
James J. Barnes
Reed Smith LLP
2500 One Liberty Place
1650 Market Street
Philadelphia, PA 19103-7301
(215) 851-8100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$124,890,034	$17,035.00

*

Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 8,099,224 shares of common stock, $0.01 par value per share, of Williams Controls, Inc. (the “Shares”), the estimated maximum number of Shares that may be acquired in this tender offer (representing as of November 14, 2012 (i) 7,502,262 Shares issued and outstanding (including 125,025 shares of unvested restricted stock), and (ii) 596,962 Shares issuable upon the exercise of outstanding options, multiplied by (b) the offer price of $15.42 per Share.

**

The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #7 for fiscal year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

          This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer (the “Offer”) by Columbia Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Curtiss-Wright Corporation, a Delaware corporation (“Curtiss-Wright”), to purchase all issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Williams Controls, Inc., a Delaware corporation (“Williams Controls”), at a price of $15.42 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 15, 2012 (the “Offer to Purchase”), which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

Item 1. Summary Term Sheet.

          The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

          (a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Williams Controls, Inc., a Delaware corporation. Williams Controls’s principal executive offices are located at 14100 SW 72nd Avenue, Portland, Oregon 97224. Williams Controls’s telephone number at such address is (503) 684-8600.

          (b) This Schedule TO relates to the issued and outstanding shares of Common Stock, par value $0.01 per share, of Williams Controls. According to Williams Controls, as of October 31, 2012, there were an aggregate of (i) 7,502,262 Shares issued and outstanding (including 125,025 shares of unvested restricted stock) and (ii) outstanding options to purchase 596,962 Shares.

          (c) The information set forth in Section 6—“Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

          This Schedule TO is being filed by Purchaser and Curtiss-Wright. The information set forth in Section 9—“Certain Information Concerning Purchaser and Curtiss-Wright” in the Offer to Purchase and in Schedule A of the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

          The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

          The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction,” and Sections 9, 10 and 11—“Certain Information Concerning Purchaser and Curtiss-Wright,” “Background of the Offer; Contacts with Williams Controls” and “Purpose of the Offer and Plans for Williams Controls; Merger Agreement and Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

          The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction,” and Sections 6, 7 and 11—“Price Range of Shares; Dividends,” “Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration and Margin Regulations” and “Purpose of the

Offer and Plans for Williams Controls; Merger Agreement and Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

          The information set forth in Section 12—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

          The information set forth in Sections 9 and 11—“Certain Information Concerning Purchaser and Curtiss-Wright” and “Purpose of the Offer and Plans for Williams Controls; Merger Agreement and Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

          The information set forth in the section of the Offer to Purchase entitled “Introduction” and Sections 10, 11 and 16—“Background of the Offer; Contacts with Williams Controls,” “Purpose of the Offer and Plans for Williams Controls; Merger Agreement and Other Agreements” and “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

          Not applicable.

Item 11. Additional Information.

          (a)(1) The information set forth in Sections 9, 10 and 11—“Certain Information Concerning Purchaser and Curtiss-Wright,” “Background of Offer; Contacts with Williams Controls” and “Purpose of the Offer and Plans for Williams Controls; Merger Agreement and Other Agreements” of the Offer to Purchase is incorporated herein by reference.

          (a)(2), (3) The information set forth in Sections 11, 13 and 15—“Purpose of the Offer and Plans for Williams Controls; Merger Agreement and Other Agreements,” “Conditions of the Offer” and “Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

          (a)(4) The information set forth in Sections 7, 12 and 15—“Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration and Margin Regulations,” “Source and Amount of Funds” and “Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

          (a)(5) The information set forth in Section 15—“Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

          (c) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated November 15, 2012
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9)
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)(A)	Joint Press Release issued by Curtiss-Wright Corporation and Williams Controls, Inc. on November 1, 2012 (1)
(a)(5)(B)	Form of summary advertisement, published November 15, 2012 in The New York Times
(b)	Not applicable
(d)(1)	Agreement and Plan of Merger, dated as of October 31, 2012, by and among Purchaser, Curtiss-Wright Controls, Inc. and Williams Controls, Inc. (2)
(d)(2)	Tender and Support Agreement, dated as of October 31, 2012, by and among Purchaser, Curtiss-Wright Controls, Inc. and certain stockholders of Williams Controls, Inc.
(d)(3)	Confidentiality Agreement, dated as of July 5, 2012, by and between Curtiss-Wright Controls, Inc. and Williams Controls, Inc.
(g)	Not applicable
(h)	Not applicable

(1)	Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Curtiss-Wright Corporation on November 1, 2012
(2)	Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Williams Controls, Inc. on November 2, 2012

Item 13. Information Required by Schedule 13E-3.

          Not applicable.

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2012	CURTISS-WRIGHT CORPORATION

	By:	/s/ Glenn E. Tynan

	Name:	Glenn E. Tynan
	Title:	Vice President and Chief Financial Officer

COLUMBIA ACQUISITION SUB, INC.

	By:	/s/ John Watts

	Name:	John Watts
	Title:	President

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 15, 2012
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9)
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)(A)	Joint Press Release issued by Curtiss-Wright Corporation and Williams Controls, Inc. on November 1, 2012 (1)
(a)(5)(B)	Form of summary advertisement, published November 15, 2012 in The New York Times
(b)	Not applicable
(d)(1)	Agreement and Plan of Merger, dated as of October 31, 2012, by and among Purchaser, Curtiss-Wright Controls, Inc. and Williams Controls, Inc. (2)
(d)(2)	Tender and Support Agreement, dated as of October 31, 2012, by and among Purchaser, Curtiss-Wright Controls, Inc. and certain stockholders of Williams Controls, Inc.
(d)(3)	Confidentiality Agreement, dated as of July 5, 2012, by and between Curtiss-Wright Controls, Inc. and Williams Controls, Inc.
(g)	Not applicable
(h)	Not applicable

(1)	Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Curtiss-Wright Corporation on November 1, 2012
(2)	Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Williams Controls, Inc. on November 2, 2012